Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 30, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Green Infrastructure ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five (5) business days in advance of the date you seek to go effective. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please provide the fee table and expense example information as a separate EDGAR correspondence filing prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 4.
With respect to the first sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify that the Fund normally invests in the securities of “Green Infrastructure Companies,” as defined in the Prospectus, that comprise the Indxx US Green Infrastructure Index (the “Index”).

Response 4.	The disclosure has been revised accordingly. We also note that the Index's name has been changed to "Indxx US Green Infrastructure - MCAP Weighted Index."

Comment 5.
With respect to the second sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify whether the Index is limited to U.S. companies. The Staff notes that the principal risk disclosures state that certain companies in which the Fund may invest are non-U.S. issuers listed on a U.S. exchange. However, the Item 9 disclosure states that only U.S. listed and domiciled companies are eligible for inclusion. Please confirm which is accurate and revise the disclosure accordingly. If the Fund invests in securities other than U.S. equities, please include corresponding principal strategies and principal risks disclosure discussing the instruments and geographic regions the Fund intends to invest in (e.g. add strategy and risk disclosure regarding ADRs).

Response 5.	The disclosure has been revised to reflect that the Index is limited to U.S. companies.

Comment 6.
With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, the Staff notes that “through the production, transmission, or distribution of green energy or through the establishment of sustainable infrastructure,” is phrased in the disjunctive and implies that “the production, transmission, or distribution of green energy” uses infrastructure that is not sustainable. Please clarify.

Response 6.	We supplementally submit that the production, transmission or distribution of green energy can, in fact, use infrastructure that is sustainable. The disclosure has been revised for clarity.

Comment 7.	With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify the meaning of “green energy.”

Response 7.	The disclosure has been revised to define "green energy" as "renewable energy."

Comment 8.
With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please consider clarifying here and throughout what “sustainable infrastructure” refers to.

Response 8.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 9.
With respect to the first clause of the fourth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please additionally disclose how final selections are made for Index inclusion.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.
With respect to the fourth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please consider clarifying whether 50% of revenues come from infrastructure activities based in the U.S. or elsewhere.

Response 10.	The disclosure has been revised accordingly to reflect that the Index is limited to U.S. companies.

Comment 11.
With respect to the fifth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to remove “include.” The Staff notes that “include” provides impermissibly broad discretion.

Response 11.	The disclosure referenced above has been revised accordingly.

Comment 12.
With respect to the fifth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify what each of these “green” activities is and how the Fund defines them in order to clarify how they reasonably relate to green infrastructure activities.

Response 12.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that the next few paragraphs provide additional detail on these green infrastructure activities.

Comment 13.	With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify what “green infrastructure” means (e.g., roads, bridges, internet).

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that the next few paragraphs provide additional detail on green infrastructure.

Comment 14.
With respect to the fifth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please briefly disclose what “green constructions” are and any corresponding principal risks (e.g., real estate related risks).

Response 14.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that the fourth paragraph under the "Summary Information—Principal Investment Strategies" section provide additional detail on certain types of "green constructions."

Comment 15.
With respect to the first and second paragraph under the “Summary Information—Principal Investment Strategies” section, please briefly disclose additional information about how the Fund is rebalanced, reconstituted, and weighted.

Response 15.
We note supplementally that the Index component weights are based upon market capitalization, and individual components are limited to a maximum of a 5% weighting. The disclosure has been revised to state that the Index is reconstituted and rebalanced annually.

Comment 16.
With respect to the first sentence of the second paragraph under the “Summary Information—Principal Investment Strategies” section, if this is the Fund’s definition of “green energy,” please make that clear in the preceding paragraph.

Response 16.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 17.
With respect to the second sentence of the second paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify whether these companies would also be considered green infrastructure companies.

Response 17.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that a specific definition for Green Infrastructure Companies is provided in the first paragraph.

Comment 18.	With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.”

Response 18.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of its underlying index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the index constituents trade.

Comment 19.
With respect to the last sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please also explain how the Fund intends to invest a significant portion of its assets in the consumer discretionary sector in a manner consistent with its green infrastructure strategy.

Response 19.	Examples of consumer discretionary stocks that the Fund could purchase in a manner consistent with its principal investment strategies are listed below, each classified by its Index sub-theme:

Comment 20.
With respect to the second sentence in the “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk” disclosure, please add that this can be reflected as a spread between the bid-ask prices for the Fund quoted during the day.

Response 20.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 21.
With respect to the seventh sentence in the “Principal Risks of Investing in the Fund—Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, the Staff notes that the bid-ask spread disclosure is identifying a risk of reduced liquidity. Please revise this paragraph so it is clear that other risks included in the disclosure (e.g. increased market volatility and/or trading halts) may also lead to widened bid-ask spreads.

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that this disclosure already covers the risk regarding widening bid/ask spreads.

Comment 22.
In the “Principal Risks of Investing in the Fund—Concentration Risk” section, please change “may” to “will” in the sentence, “[t]he Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent the Index concentrates in a particular sector or sectors or industry or group of industries.”

Response 22.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 23.
With respect to the “Principal Risks of Investing in the Fund—Concentration Risk” section, please revise this disclosure to remove “sector” and “sectors” to align the language with the Fund’s fundamental policy regarding concentration.

Response 23.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 24.	Under the “Summary Information—Performance” section, please supplementally identify the broad-based securities index that the Fund will use.

Response 24.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 25.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Accordingly, please describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 25.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 26.
With respect to the “Additional Information About The Fund’s Investment Strategies and Risks” section, please disclose each of the following in the disclosure responsive to Item 9 of Form N-1A: (a) the Fund’s policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and that such policy may not be changed without 60 days’ written notice to shareholders, (b) any policy to concentrate in securities of issuers in a particular industry or groups of industries, and (c) the Fund’s diversification status.

Response 26.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 27.
With respect to the fourth sentence of the third paragraph of the “Additional Information About the Fund’s Investment Strategies and Risks—Index Tracking Risk” section, Item 9 discusses depository receipts as a non-principal strategy. Please confirm whether they are principal or non-principal and reconcile the Item 4 and 9 principal strategy and risk disclosure accordingly.

Response 27.
We respectfully acknowledge your comment; however, because the Fund’s utilization of depositary receipts is a non-principal investment strategy, we believe the current placement of the disclosure is appropriate.

Comment 28.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, if the Fund is going to utilize derivatives and include such derivatives in complying with its 80% investment policy, please disclose that such instruments will be valued on a mark-to-market basis and not on a notional value basis.

Response 28.	We confirm that the Fund’s investments in derivatives will not count towards its 80% policy.

Comment 29.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and in managing cash flows and may count towards compliance with the Fund’s 80% policy. Please clarify the treatment of other investments referenced in this section such as convertible securities, structured notes, certain derivatives, and other investment companies for purposes of the Fund’s 80% policy.

Response 29.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy.

Comment 30.
With respect to the second sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please change “may count” to “will count.”

Response 30.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 31.
Under the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, it states that “[t]he Fund may also invest, to the extent permitted by the 1940 Act, in other affiliated and unaffiliated funds, such as open-end or closed-end management investment companies, including other ETFs.” If greater than one basis point, please include acquired fund fees and expenses.

Response 31.
We hereby confirm that each Fund currently does not expect acquired fund fees and expenses to exceed one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 32.	Under the “INDXX US Green Infrastructure INDEX” section, it states that “[o]nly securities which are listed and domiciled in the United States are eligible.” Please add this disclosure to Item 4.

Response 32.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 33.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund tracks concentrates in an industry or group of industries. These limits do not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. (Emphasis added).

Response 33.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 34.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments” to track Rule 22e-4. Please also consider disclosing what “illiquid” means for purposes of this restriction in a parenthetical within the restriction.

Response 34.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 35.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated investments companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies to the extent such information is available when determining the Fund’s compliance with its concentration policy.

Response 35.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 36.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 36.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 37.
In the “Proxy Voting Policies and Procedures” section, please disclose, where appropriate, how the Fund will approach environmental, social and governance (“ESG”) proxy issues relevant to the ESG strategy focus of the Fund’s portfolio companies. Alternatively, please explain in correspondence why such disclosure is not required.

Response 37.
We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A. We submit that Van Eck Associates Corporation’s (the “Adviser”) full proxy voting policy adopted under the Investment Advisers Act of 1940, as amended, is included as Appendix A of the Fund’s Statement of Additional Information (“SAI”) and describes how the Adviser will approach governance matters and non-routine shareholder proposals in voting proxies for the Fund. Such proxy voting policies and procedures adopted by the Adviser are reasonably designed to ensure that proxies are voted in a manner that is consistent with the best interests of the Fund and its shareholders. Notwithstanding the foregoing, the policy states that the Adviser will generally review specific ESG proxy proposals through the lens of long-term shareholder value and will consider each proposal on a case by case basis.

DECLARATION OF TRUST

Comment 38.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 38.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 39.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 39.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 40.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 40.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 41.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 41.
The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Indxx, LLC, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.45%

(a)“Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least February 1, 2024.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$46
3	$144